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May 8, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention: John Coleman and Craig Arakawa

Re:	BHP Group Limited

Form 20-F for the Fiscal Year Ended June 30, 2022

Filed September 6, 2022

File No. 001-09526

Dear Messrs. Coleman and Arakawa:

I refer to your letter, dated April 12, 2023, setting out comments of the Staff of the Securities and Exchange Commission (the “Staff” and the “Commission”) relating to the Form 20-F for the year ended June 30, 2022 of BHP Group Limited (“BHP”, “we” or “our”).

BHP’s response to the Staff’s comment is set out below. To assist in the Staff’s review, we have preceded our response with the text (in italics and bold type) of the comment as stated in your letter.

Form 20-F for the Fiscal Year Ended June 30, 2022

Exhibit 96, page 263

1.

We note your response to comment 2 and we do not concur with your assessment. In order to meet the requirements in Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K, please revise to include the entire discounted cash flow analysis in each of your respective technical report summary reports.

BHP acknowledges the Staff’s comment. BHP undertakes to comply with this comment in future filings of its annual report on Form 20-F by including in each technical report summary (“TRS”) the entire discounted cash flow analysis, beginning with BHP’s Annual Report on Form 20-F for the year ending June 30, 2023 (the “2023 Form 20-F”). Examples of the intended revisions to BHP’s disclosures, by reference to each TRS filed as an exhibit to BHP’s Annual Report on Form 20-F for the year ended June 30, 2022 (the “2022 Form 20-F”), are set out in the attached Appendix.

We note that Item 1302(b) of Regulation S-K requires filing a TRS only when disclosing for the first time mineral reserves or mineral resources or when there is a material change in the mineral reserves or mineral resources from the last TRS filed for the property. If BHP files an updated TRS as an exhibit to the 2023 Form 20-F to update a previously-filed TRS, BHP undertakes to include the disclosures substantially as set out in the attached Appendix in that exhibit, as applicable. If BHP does not file an updated TRS as an exhibit to the 2023 Form 20-F for any previously-filed TRS, BHP expects to supplement the information included in those TRSs by furnishing the information set out in the attached Appendix on a report on Form 6-K and including that information in a restated version of the TRS for the year ended June 30, 2022, or incorporating that report by reference as an exhibit to the 2023 Form 20-F. BHP respectfully advises the Staff that it expects to disclose in the same manner the information that BHP undertook to disclose in its letter, dated April 6, 2023, in response the Staff’s comments on the 2022 Form 20-F.

*        *         *

We are available to discuss any of the foregoing with you at your convenience. Please contact me if you wish to discuss the information provided in this response.

Very truly yours,

/s/ David Lamont

David Lamont
Chief Financial Officer

cc:	Waldo D. Jones, Jr. (Sullivan & Cromwell)

Appendix

Supplemental information for the technical report summary for Minera Escondida Limitada (Exhibit 96.1 to BHP’s Form 20-F for the year ended June 30, 2022)

As discussed in BHP’s response described in the above letter, BHP intends to include at the end of Chapter 19.2 of its technical report summary for Minera Escondida Limitada the information substantially as set out below.

Minera Escondida Limitada: Economic Analysis – Average annual after-tax cash flows

A cash flow summary on an average annual basis is provided in the table below. The annual cash flow is presented with the inputs as averages grouped in five-year groups given the average annual inputs for each year are substantially the same throughout the relevant five-year groups. The closure and rehabilitation costs remaining after the final year of production are presented in aggregate (2068+), and do not represent an annual average.

The sole purpose of the annual cash flow data presented below is to demonstrate the economic viability of the mineral reserves for the purposes of reporting in accordance with S-K 1300 only and should not be used for other purposes. The annual cash flow data was prepared based upon Pre-Feasibility-level studies and three year historical prices and costs described in this Technical Report Summary; it is subject to change as assumptions and inputs are updated. The information presented does not guarantee future financial or operational performance. The presented information contains forward-looking statements. Please refer to “Note Regarding Forward Looking Statements” at the front of this Technical Report Summary.

		Financial years ending June 30
Reserves economic viability		2023-27	2028-32	2033-37	2038-42	2043-47	2048-52	2053-57	2058-63	2063-67	2068+
Material Movement including waste	Mt	290	275	266	259	270	261	126	151	74	—
Revenue	US$ billion	5.0	2.8	2.7	2.8	1.7	1.6	1.5	1.1	1.0	—
Operating costs	US$ billion	(2.2)	(1.6)	(1.5)	(1.5)	(1.2)	(1.2)	(0.9)	(0.8)	(0.6)	—
Capital expenditures	US$ billion	(0.5)	(0.4)	(0.3)	(0.3)	(0.3)	(0.2)	(0.2)	(0.2)	(0.0)	—
Closure and rehabilitation[1]	US$ billion	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(1.2)
Taxes (including royalties)	US$ billion	(0.9)	(0.3)	(0.3)	(0.4)	(0.1)	(0.1)	(0.2)	(0.0)	(0.1)	—
After-tax cash flow	US$ billion	1.4	0.5	0.5	0.6	0.2	0.1	0.3	0.0	0.2	(1.2)
Discount cash flow	US$ billion	1.2	0.3	0.2	0.2	0.0	0.0	0.0	0.0	0.0	(0.1)

[1]	Total closure and rehabilitation costs do not equal the total amount of closure and rehabilitation costs in Table 19-4 due to rounding.

Supplemental information for the technical report summary for Western Australia Iron Ore (Exhibit 96.2 to BHP’s Form 20-F for the year ended June 30, 2022)

As discussed in BHP’s response described in the above letter, BHP intends to include at the end of Chapter 19.2 of its technical report summary for Western Australia Iron Ore the information substantially as set out below.

Western Australia Iron Ore: Economic Analysis – Average annual after-tax cash flows

A cash flow summary on an average annual basis is provided in the table below. The annual cash flow is presented with the inputs as averages grouped in five-year groups given the average annual inputs for each year are substantially the same throughout the relevant five-year groups. The closure and rehabilitation costs remaining after the final year of production are presented in aggregate (2053+), and do not represent an annual average.

The sole purpose of the annual cash flow data presented below is to demonstrate the economic viability of the mineral reserves for the purposes of reporting in accordance with S-K 1300 only and should not be used for other purposes. The annual cash flow data was prepared based upon Pre-Feasibility-level studies and three year historical prices and costs described in this Technical Report Summary; it is subject to change as assumptions and inputs are updated. The information presented does not guarantee future financial or operational performance. The presented information contains forward-looking statements. Please refer to “Note Regarding Forward Looking Statements” at the front of this Technical Report Summary.

		Financial years ending June 30
Reserves economic viability		2023-2027	2028-2032	2033-2037	2038-2042	2043-2047	2048-2052	2053+
Material Movement (Mineral Reserves and waste)	Mt	588	516	433	340	229	136	—
Revenue	US$ billion	17.7	16.5	11.9	8.7	4.9	3.1	—
Operating costs	US$ billion	(2.5)	(2.4)	(2.2)	(2.0)	(1.8)	(1.7)	—
Capital expenditures	US$ billion	(0.8)	(0.7)	(0.5)	(0.4)	(0.2)	(0.1)	—
Closure and rehabilitation	US$ billion	(0.2)	(0.1)	(0.1)	(0.0)	(0.0)	(0.1)	(1.1)
Taxes (including royalties)	US$ billion	(5.2)	(4.8)	(3.3)	(2.3)	(1.1)	(0.3)	0.3
After-tax cash flow	US$ billion	9.1	8.4	5.8	3.9	1.8	0.9	(0.8)
Discounted cash flow	US$ billion	7.8	5.3	2.7	1.3	0.5	0.2	(0.1)

Supplemental information for the technical report summary for Jansen Potash Project (Exhibit 96.3 to BHP’s Form 20-F for the year ended June 30, 2022)

As discussed in BHP’s response described in the above letter, BHP intends to include at the end of Chapter 19.2 of its technical report summary for Jansen Potash Project the information substantially as set out below.

Jansen Potash Project: Economic Analysis – Average annual after-tax cash flows

A cash flow summary on an average annual basis is provided in the table below. The annual cash flow is presented with the inputs as averages grouped in time periods where the average annual inputs for each year are substantially the same throughout the relevant grouped period. The closure and rehabilitation costs remaining after the final year of production are presented in aggregate (2122+), and do not represent an annual average.

The sole purpose of the annual cash flow data presented below is to demonstrate the economic viability of the mineral reserves for the purposes of reporting in accordance with S-K 1300 only and should not be used for other purposes. The annual cash flow data was prepared based upon Pre-Feasibility-level studies and the historic average prices and costs described in this Technical Report Summary; it is subject to change as assumptions and inputs are updated. The information presented does not guarantee future financial or operational performance. The presented information contains forward-looking statements. Please refer to “Note Regarding Forward Looking Statements” at the front of this Technical Report Summary.

		Financial years ending June 30
Reserves economic viability		2023-2025	2026-2028	2029-2119	2120-2121	2122+
Material Movement including waste	Mt	0	3	11	7	—
Revenue	US$ billion	0.0	0.2	1.5	0.9	—
Operating costs	US$ billion	(0.0)	(0.1)	(0.3)	(0.2)	—
Capital expenditures	US$ billion	(0.8)	(0.5)	(0.1)	(0.0)	—
Closure and rehabilitation	US$ billion	(0.0)	(0.0)	(0.0)	(0.0)	(0.3)[1]
Taxes (including royalties)	US$ billion	(0.0)	(0.0)	(0.4)	(0.3)	—
After-tax cash flow	US$ billion	(0.8)	(0.4)	0.7	0.4	(0.3)
Discount cash flow	US$ billion	(0.8)	(0.3)	0.1	0.0	(0.0)

[1]	Includes the terminal value of C$2.7M in annual post closure monitoring costs